RECEIVED

2007 MAY 24 A 9:27

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

May 22, 2007

07023784

By Federal Express

U.S. Securities and Exchange Commission

SUPPL

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

PROCESSED
MAY 31 2007
THOMSON
FINANCIAL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated May 22, 2007 referring to "Notice Regarding the Business Restructuring of JTV" [English translation].

2. Press Release dated May 22, 2007 referring to "Notice Regarding the Acquisition of Treasury Shares" [English translation].

3. Press Release dated May 22, 2007 referring to "Notice Concerning Execution of Share Exchange" [English translation].

4. Press Release dated May 22, 2007 referring to "Notice of Execution of Share Exchange Agreement" [English translation].

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation
(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

May 22, 2007

To whom it may concern:

Company name: Sumitomo Corporation (TSE Code: 8053)
Representative: Motoyuki Oka, President & CEO
Contact: Mitsuru Iba, Corporate Communications Department; (03-5166-3089)

Notice Regarding the Business Restructuring of JTV

Sumitomo Corporation (the "Company") hereby announces that the Company resolved the matters as follows at its Board of Directors meeting held on May 22, 2007.

① The Company executes a comprehensive business restructuring agreement (hereafter, "the Master Agreement") with Liberty Media International, Inc. (hereafter "LMI"), Liberty Programming Japan, Inc. (a wholly-owned subsidiary of LMI; hereafter "LPJ") and Jupiter TV Co., Ltd. (a joint venture with 50% investment by the Company and LPJ, respectively; hereafter "JTV") regarding the business restructuring of JTV. The Master Agreement includes the following items;

- The Company's purchase of a newly issued share of JTV (hereafter "the Capital Increase") to make JTV into a consolidated subsidiary of the Company
- Corporate spin-off and establishment of a new company (hereafter, "the Spin-off") under which JTV* will be the Spin-off company and the new company to be established on and after July 2, 2007 (hereafter, "JTV1") will be the Successor company

  *Company name of "JTV" will be changed to "SC Media & Commerce Inc." on and after July 2, 2007, which is conditional on the Spin-off being effective.
- Merger between Jupiter Telecommunications Co., Ltd. (hereafter "J:COM") and JTV1 (hereafter, "the Merger"), which is conditional on the Spin-off being effective.
- Acquiring JTV as a wholly-owned subsidiary via share exchange between the Company and JTV (hereafter, "the Share Exchange"), which is conditional on the Spin-off being effective.

  (Hereafter, "the Capital Increase", "the Spin-off", "the Merger", and "the Share Exchange" are collectively referred to as "the Business Restructuring of JTV".)

② The Company executes a comprehensive agreement with J:COM, JTV, LMI and LPJ regarding the Merger. Based on the comprehensive agreement, definitive merger agreement will be executed between J:COM and JTV1 after the Spin-off has become effective.

③ The Company executes a share exchange agreement with JTV. In principle, the Company will

procure all the shares of the Company to be granted to LPJ upon the Share Exchange by acquiring treasury shares. It is informed that there is a possibility that LPJ conducts hedge transactions regarding the shares of the Company allocated to LPJ.

1. Purposes of the Business Restructuring of JTV

The Company intends to promote the business expansion by strategic concentration and restructuring of management resources in Company's media business field.

Specifically, the restructuring is comprised of two main transactions, one of which is the acquisition of JTV as a wholly-owned subsidiary, which owns shares of the Jupiter Shop Channel Co., Ltd. (hereafter "Shop"), and the other is the merger between J:COM and JTV1. The objectives of these respective transactions are as follows.

○ Acquisition of JTV, the parent company of Shop, as a wholly-owned subsidiary

By acquiring JTV as a wholly-owned subsidiary, the Company will acquire Shop, the subsidiary of JTV, as a 70% indirectly owned subsidiary of the Company. This transaction will promote the further growth of the Shop business by directly linking the Shop operation with the strategy of the Company, strengthening the business foundations of the Company's overall retail business that the Company is actively expanding, while the Company intends to maximize revenues by expanding new retail business opportunities from e-commerce and Web marketing, etc.

○ Merger between J:COM and JTV1

By merging J:COM and JTV1, which owns 16 multi-channel operating business, the Company intends to maximize revenues of J:COM business and the programming provisioning business through utilizing the financial strength and customer information of J:COM to provide more attractive programming service for the customers.

2. Outline of the Business Restructuring of JTV

The Business Restructuring may be summarized as follows (refer to Attachment 1).

(1) The Capital Increase

The Company will purchase one share of JTV to be issued under the third-party share allocation in order to consolidate JTV fully.

(2) The Spin-off

Prior to the Share Exchange and the Merger, the incorporation-type demerger will take place,

having JTV as Spin-off company and JTV1 as Successor company. Thereafter, JTV will primarily be engaged in the TV shopping business via Shop, while JTV1 will primarily be engaged in the provision of TV programming (aside from Shop).

(3) The Share Exchange

The Company will acquire JTV as a wholly-owned subsidiary through a share exchange between the Company and JTV. The completion of the Spin-off is the condition precedent to the Share Exchange. The Company plans to purchase treasury stock in advance for granting the Company shares to the only other JTV shareholder at the Share Exchange. Refer to the separate release "Notice Regarding the Acquisition of Treasury Shares" for the details.

(4) The Merger

J:COM and JTV1 will be merged, with J:COM as the surviving company and JTV1 as the dissolving company. The completion of the Spin-off is the condition precedent to the Merger.

3. Outline of the Capital Increase (full consolidation of JTV)

(1) Outline of the Subsidiary to Be Restructured

① Company name: Jupiter TV Co., Ltd.

② Representative: Tetsuro Takeoka

③ Address: 4-3-1 Toranomon, Minato-ku, Tokyo

④ Established: March 22, 1996

⑤ Main business: Management of the business to provide the programming to cable TV operators and CS digital satellite broadcasting (Multi-channel Operator [MCO])

⑥ Fiscal year end: December 31

⑦ No. of employees: 967 (consolidated base, as of April 30, 2007)

⑧ Main office: 4-3-1 Toranomon, Minato-ku, Tokyo

⑨ Capital: ¥11,434 million

⑩ No. of shares outstanding: 360,680 shares

⑪ Shareholder composition

The Company 50%

Liberty Programming Japan, Inc. 50%

⑫ Recent fiscal year performance

(Unit: million yen)

	Year ended December 31, 2005 (Consolidated)	Year ended December 31, 2006 (Consolidated)

Revenue	87,644	111,843
Operating income	15,972	21,844
Ordinary income	—	—
Net income	6,053	8,005
Total assets	48,865	61,171
Net assets	17,584	25,551

Note: Accounting figures of JTV are prepared based on U.S. generally accepted accounting standards in accordance with the stipulations of Article 93 of the Consolidated Financial Statement Regulations.

(2) Outline of JTV's Third Party Share Allocation

① No. of shares owned by the Company before the allocation: 180,340 shares (shareholding ratio: 50%)

② Equity allocated to the Company: One share of JTV common stock (¥727,792)

③ No. of shares owned by the Company after the allocation: 180,341 shares (shareholding ratio: 50.00014%)

④ Schedule of the share allocation:

May 22, 2007: Resolution of the Board of Directors (the Company and JTV)

May 22, 2007: Resolution of the Shareholders' Meeting (JTV)

May 23, 2007: Completion date of Capital increase (scheduled)

4. Outline of the Spin-off

(1) Schedule of the Spin-off

May 22, 2007: Execution of the Master Agreement including the Spin-off (among the Company, LMI, LPJ, and JTV)

May 24, 2007: Approval for the Spin-off Plan at the Board of Directors meeting (JTV) (scheduled)

June 8, 2007: Approval for the Spin-off Plan at Shareholders' Meeting (JTV) (scheduled)

July 2, 2007: The date of establishment of the new company (scheduled)

(2) Method of the Spin-off

Incorporation-type demerger under which JTV will be the spin-off company (hereafter the "Spin-off Company") and JTV1 will be the successor company (hereafter, "Successor Company"). JTV will distribute all JTV1 shares that are acquired via the Spin-off as surplus funds dividends.

(3) No. of Shares Allocated

JTV1 will issue 360,681 shares of its common stock at the time of the Spin-off, which shares will be

allocated to JTV and will be allocated to JTV shareholders as surplus funds dividends in proportion to their equity ratios on the effective date of the Spin-off. The Company will receive 180,341 shares (50.00014% of the shares issued by JTV1), while LPJ will receive 180,340 shares (49.99986% of the shares issued by JTV1).

(4). Capital Reduction from the Spin-off

JTV's capital will be ¥3,500 million, additional paid-in capital as ¥0 and retained earnings as ¥0 after the Spin-off, a decrease of ¥7,934 million from the ¥11,434 million in capital before the Spin-off and a decrease of ¥3,000 million from the ¥3,000 million in additional paid-in capital before the Spin-off. Retained earnings will not change in its amount through the Spin-off.

(5) Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights Issued by the Spin-off Company

There is no applicable matter.

(6) Rights and Obligations to Be Assumed by the Successor Company

The Successor Company will inherit from JTV the concerned business assets, liabilities, contractual rights and associated rights and obligations deemed necessary to execute the provision of programming service(other than Shop), as listed in the Spin-off Plan.

(7) Outlook for Fulfillment of Obligations

The Company considers that there will be no problems with the certainty of fulfilling obligations within their obligation periods for the debts born by JTV and by the Successor Company under the Spin-off.

(8) Outline of Spin-off Company and Successor Company

Refer to 3.(1)"Outline of the Subsidiary to Be Restructured" above for Spin-off Company, and 6.(6) "Outline of the Merging Companies" below for Successor Company.

(9) Business to Be Spun off

① Business to be spun-off

Programming provision business (other than Shop) (Refer to Attachment 2.)

② Operating Performance of Business to Be Spun off

	Year ended December 31, 2006	Year ended December 31, 2006	Ratio (a/b)

	JTV1 (a)[*1] (consolidated)	JTV (b)[*2] (consolidated)	
Revenue	¥12,525 million	¥111,843 million	0.112
Operating income	¥1,531 million	¥21,844 million	0.070

Note:

1. Figures of JTV1 are estimated values for Year ended December 31, 2006 on the premise that the Spin-off takes place.

2. Accounting figures of JTV are prepared based on U.S. generally accepted accounting standards in accordance with the stipulations of Article 93 of the Consolidated Financial Statement Regulations.

③ Asset and Liability Items and Amounts to Be Spun off (consolidated, as of March 31, 2007)

(Unit: million yen)

Assets[*1,2]		Liabilities	
Item	Book value	Item	Book value
Current assets	¥3,305 million	Current liabilities	¥6,641 million
Fixed assets	¥10,186 million	Fixed liabilities	¥2,672 million
Total assets	¥13,491 million	Total liabilities	¥9,313 million

Note:

1. Accounting figures of JTV are prepared based on U.S. generally accepted accounting standards in accordance with the stipulations of Article 93 of the Consolidated Financial Statement Regulations.

2. Amounts of Assets and Liabilities to be spun off are estimated values based on Balance Sheet as of March 31, 2007 on the premise that the Spin-off takes place.

(10)Outline of Spin-off Company after the Spin-off

Refer to 5.(5) "Outline of the Share Exchange Companies" below. Company name of Spin-off Company will be changed to "SC Media & Commerce Inc." on July 2, which is conditional on the Spin-off being effective.

(11) Outline of the Accounting Treatment

Accounting treatment of the Spin-off will be conducted in accordance with U.S. generally accepted accounting standard (SFAS-141). Goodwill is not projected to be measured.

5. Outline of the Share Exchange

(1) Schedule of the Share Exchange

May 22, 2007 Resolution of the Share Exchange at the Board of Directors meetings (the Company and JTV)

May 22, 2007 Execution of the Share Exchange Agreement (between the Company and JTV) (scheduled)

June 8, 2007 Approval for the Share Exchange at the Shareholders' Meeting (JTV) (scheduled)

July 3, 2007 Effective date of the Share Exchange (scheduled)

Note: The Company plans to execute the Share Exchange under the "Short-form share-for-share exchange" procedures based on Article 796-3 of the Company Law, which do not require approval at a shareholders' meeting.

(2) Share Exchange Ratio

Company name	The Company (Parent company)	JTV (Wholly-owned subsidiary)
Share exchange ratio	1	253.1443

Notes:

1. Share Allocation Ratio

253.1443 shares of the Company will be allocated to each share of JTV. However, there will be no share allocation to the 180,341 shares of JTV held by the Company.

2. No. of New Shares Issued for the Share Exchange

In principle, the Company will procure the shares required for the Share Exchange via the acquisition of treasury shares. If the number of the treasury shares procured is not sufficient to the Share Exchange, the Company plans to allocate new shares to be issued.

(3) Approach to Calculating the Share Exchange Ratio

The Company appointed Nomura Securities Co. Ltd. (hereafter "Nomura Securities") as a financial advisor to ensure fairness in calculating the share exchange ratio to be used for the Share Exchange, and commissioned Nomura Securities to estimate the share exchange ratio.

Through numerous discussions, the Company ultimately reached the judgment that the share exchange ratio presented above is appropriate, taking the results of the share exchange ratio assessment by Nomura Securities into account and considering both companies' financial conditions, financial projections, and stock price trends as factors. This share exchange ratio is within the range of the evaluation results presented to the Company by Nomura Securities, which is not a related party to either the Company or JTV.

(4) Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights Issued by the

Company to be a Wholly-owned Subsidiary through the Share Exchange

There is no applicable matter.

(5) Outline of the Share Exchange Companies

① Company name	Sumitomo Corporation*1,2	SC Media & Commerce Inc. (hereafter, "JTV")*4,5
② Business fields	General trading company	TV shopping business, broadcasting and programming provision business
③ Established	December 24, 1919	March 22, 1996
④ Head office address	Harumi Island Triton Square Office Tower Y, 1-8-11 Harumi, Chuo-ku, Tokyo	4-3-1 Toranomon, Minato-ku, Tokyo
⑤ Representative name and title	Motoyuki Oka*3 President and CEO	Tetsuro Takeoka President and CEO
⑥ Capital	¥219,279 million (consolidated)	¥3,500 million (consolidated)
⑦ No. of shares outstanding	1,250,602,867 shares	360,681 shares
⑧ Net assets	¥1,473,128 million (consolidated)	¥23,881 million (consolidated)
⑨ Total assets	¥8,430,477 million (consolidated)	¥48,930million (consolidated)
⑩ Fiscal year end	March 31	December 31*6
⑪ Major shareholders and equity ratios	The Master Trust Bank of Japan, Ltd. (Trust Account) 8.68% Japan Trustee Services Bank, Ltd. (Trust Account) 7.45% Japan Trustee Services Bank, Ltd. (Trust Account 4) 3.22% Mitsui Sumitomo Insurance Co., Ltd. 2.66% Sumitomo Life Insurance	The Company 50.00014% Liberty Programming Japan, Inc. 49.99986%

	Company 2.47%	

*Notes:

1. Each Item regarding the Company is as of March 31, 2007.
2. Accounting figures of the Company are prepared based on U.S. generally accepted accounting standards in accordance with the stipulations of Article 93 of the Consolidated Financial Statement Regulations.
3. Expected to change to Susumu Kato at the Board of Directors' meeting to be held after the annual shareholders' meeting scheduled for June 22, 2007, which matter was tentatively resolved at extraordinary Board of Directors' meeting held on May 7, 2007.
4. Of the items regarding JTV, the figures of the capital, net assets and total assets are estimated from JTV's Balance Sheet as of March 31, 2007
5. Company name of JTV will be changed to "SC Media & Commerce Inc." on July 2, which is conditional on the Spin-off being effective.
6. The fiscal year end may be changed in the future.

(6) Conditions after the Share Exchange

At present, there are no plans for the Company to change its company name, business fields, head office address, representative name and title, capital or fiscal year end presented above.

(7) Outline of the Accounting Treatment

Accounting treatment of the Share Exchange will be conducted in accordance with U.S. generally accepted accounting standard (FAS-141). Currently, the amount of goodwill has been under assessment.

6. Outline of the Merger

(1) Schedule of the Merger

May 22, 2007 Execution of the Master Agreement including the Merger Agreement (among J:COM, JTV, LMI, LPJ, and the Company) (scheduled)

July 17, 2007 Resolution of the Merger at the Board of Directors meetings (J:COM and JTV1) (scheduled)

July 17, 2007 Execution of the Merger Agreement (between J:COM and JTV1) (scheduled)

July 31, 2007 Approval for the Merger at the Shareholders' Meeting (JTV1) (scheduled)

Sept. 1, 2007 Effective date of the Merger (scheduled)

Note: J:COM will execute the Merger under the "Short-form merger" procedures based on Article 796-3 of the Company Law, which do not require approval at a shareholders' meeting.

(2) Method of the Merger

JTV1 will be merged into J:COM, with J:COM as the surviving company and JTV1 as the dissolving company.

(3) Merger Ratio

Company Name	J:COM (Surviving company)	JTV1 (Dissolving company)
Share Exchange Ratio	1	1.40665

Notes

1. Share Allocation Ratio

1.40665 shares of J:COM will be allocated to each share of JTV1.

2. No. of New Shares Issued by J:COM through the Merger

507,351 shares of common stock

(4) JTV's Approach to Calculating the Merger Ratio

JTV appointed Daiwa Institute of Research, Ltd. (hereafter "Daiwa Research") as a financial advisor to ensure fairness in calculating the merger ratio to be used for the Merger, and commissioned Daiwa Research to estimate the merger ratio.

Through numerous discussions, JTV ultimately reached the judgment that the merger ratio presented above is appropriate, taking the results of the merger ratio assessment by Daiwa Research into account and considering both companies' financial conditions, financial projections, and stock price trends as factors. This merger ratio is within the range of the evaluation results presented to JTV by Daiwa Research, which is not a related party to the Company, J:COM or JTV.

For J:COM's approach to calculating the merger ratio, refer to the materials separately released by J:COM regarding the Merger.

(5) Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights Issued by the Dissolving Company

There is no applicable matter.

(6) Outline of the Merging Companies

① Company name	Jupiter Telecommunications Co., Ltd. (hereafter "J:COM")[*1,2]	Jupiter TV Co., Ltd. (hereafter, "JTV1")[*3,4]

② Business fields	Cable TV broadcast business, telecommunications business, etc.	Management of the business to provide the programming to cable TV operators and CS digital satellite broadcasting
③ Established	January 18, 1995	July 2, 2007 (scheduled)
④ Head office address	1-1-30 Shiba Daimon, Minato-ku, Tokyo	4-3-1 Toranomon, Minato-ku, Tokyo
⑤ Representative name and title	Tomoyuki Moriizumi President and CEO	Hiroyuki Nakatani President and CEO
⑥ Capital	¥115,232 million (consolidated)	¥7,934 million (consolidated)
⑦ No. of shares outstanding	6,382,611.74 shares	360,681 shares
⑧ Net assets	¥277,296 million (consolidated)	¥4,178 million (consolidated)
⑨ Total assets	¥625,948 million (consolidated)	¥13,491 million (consolidated)
⑩ Fiscal year end	December 31	December 31
⑪ Major shareholders and equity ratios	LGI/Sumisho Super Media, LLC. 62.47% State Street Bank & Trust Company 6.60% State Street Bank & Trust Company 505025 2.50% The Chase Manhattan Bank NA, London SL Omnibus Account 2.12% Northern Trust Company (AVFC) Sub-account American Client 1.57% Goldman Sachs International 1.54%	The Company 50.00014% Liberty Programming Japan, Inc. 49.99986%

*Notes

1. Each item regarding J:COM is as of December 31, 2006.

2. Accounting figures of J:COM are prepared based on U.S. generally accepted accounting standards in accordance with the stipulations of Article 93 of the Consolidated Financial Statement Regulations.

3. Of the items regarding JTV1, the figures of the capital, net assets and total assets are estimated from JTV's Balance Sheet as of March 31, 2007

4. Due to the establishment of the new company named "Jupiter TV Co., Ltd." via the Spin-off, JTV plans to change its company name to "SC Media & Commerce Inc." on July 2, 2007 , which is conditional on the Spin-off being effective..

(7) Conditions after the Merger

Company name	Jupiter Telecommunications Co., Ltd.
Business fields	Cable TV broadcast business, telecommunications business and provision of programming
Head office address	1-1-30 Shiba Daimon, Minato-ku, Tokyo
Representative name and title	Tomoyuki Moriizumi President and CEO
Capital	¥116,046 million (consolidated)
Total assets (consolidated)	Under assessment
Net assets (consolidated)	Under assessment
Fiscal year end	December 31

Note: The amount of capital in J:COM is as of March 31, 2007. While increase in capital due to the execution of pre-emptive rights and stock acquisition rights is expected, the amount of capital increase has not been fixed at this present. There is no impact on the capital amount in the result of the Merger.

(8) Outline of the Accounting Treatment

Accounting treatment of the Merger will be conducted in accordance with U.S. generally accepted accounting standard (FAS-141). Currently, the amount of goodwill has been under assessment.

7. Impact on Business Performance

The Business Restructuring of JTV will have a minimal impact on the Company's consolidated accounting figures.

Attachment 1 (Separate file)

Attachment 2 (Separate file)

【Present situation】



Ownership stake 35% *1
Sumitomo Corporation
Ownership stake 35% *1
Liberty Programming Japan, Inc. (LPJ)
50%
50%
Home Shopping Network,Inc.
Jupiter TV Co., Ltd. (JTV)
30% *3
70% *3
Jupiter Shop Channel Co., Ltd. +4 companies
16 channel operators , etc.
Ownership stake 26% *2
Sumitomo Corporation
Ownership stake 36% *2
Liberty Global, Inc. (LGI) Group
41%
59%
LGI/Sumisho Super Media, LLC
63%
Jupiter Telecommunications Co., Ltd. (J:COM)

*1 Indirect ownership in Jupiter Shop Channel Co., Ltd.
*2 Direct and indirect ownership in J:COM
*3 Direct ownership in Jupiter Shop Channel Co., Ltd. (Different from ownership in other 4 companies)

【Step-1】 Purchase of JTV's Third-party Share Allocation (Full consolidation of JTV)



Ownership stake over 35% *1
Sumitomo Corporation
Ownership stake below 35% *1
LPJ
Purchase one share of newly issued
50.00014%
49.99986%
Home Shopping Network,Inc.
JTV
30% *3
70% *3
Jupiter Shop Channel Co., Ltd. +4 companies
16 channel operators, etc.
Ownership stake 26% *2
Sumitomo Corporation
Ownership stake 36% *2
LGI Group
41%
59%
LGI/Sumisho Super Media, LLC
63%
J:COM

【Step-2】JTV's Spin-off



Ownership stake over 35% *1
Sumitomo Corporation
Ownership stake under 35% *1
LPJ
50.00014%
49.99986%
Home Shopping Network,Inc.
JTV *4 【Spin-off company】
30% *3
70% *3
Jupiter Shop Channel Co., Ltd. +4 companies
・Incorporation -type demerger
・Distribution of all JTV1 shares as surplus funds dividends
Sumitomo Corporation
LPJ
50.00014%
49.99986%
Jupiter TV Co., Ltd. *5 (JTV1) 【Successor Company】
16 channel operators, etc
Ownership stake 26% *2
Sumitomo Corporation
Ownership stake 36% *2
LGI Group
41%
59%
LGI/Sumisho Super Media, LLC
63%
J:COM

*4 Company name of JTV to be changed to "SC Media & Commerce Inc." on July 2

*5 New company named "Jupiter TV Co., Ltd" to be established on July 2, 2007

*6 Indirect ownership in Jupiter Shop Channel Co., Ltd after the Share Exchange.

*7 Direct and indirect ownership in J:COM after the Merger

【Step-3】①JTV becomes a wholly-owned subsidiary via the Share Exchange ②JTV1 is merged into J:COM



①Share exchange
Ownership stake 70% *6
Sumitomo Corporation
LPJ
Share Exchange
Sumitomo Corporation shares to be allocated
100%
Home Shopping Network,Inc.
JTV
30% *3
70% *3
Jupiter Shop Channel Co., Ltd. +4 companies
②Merger
Ownership stake 28% *7
Sumitomo Corporation
Ownership stake 38% *7
LGI Group
41%
59%
LGI/Sumisho Super Media, LLC
58%
J:COM shares (4%) to be allocated
J:COM
JTV1
Merger
J:COM shares (4%) to be allocated
16 channel operators, etc.


Jupiter TV Co., Ltd.
Jupiter Entertainment Co., Ltd. (Consolidated subsidiary)
Jupiter Golf Network Co., Ltd. (Consolidated subsidiary)
Reality TV Japan Co., Ltd. (Consolidated subsidiary)
JSBC2 Co., Ltd. (Consolidate subsidiary)
Jupiter Sports LLC (Consolidated subsidiary)
J-Sports, LLC (Consolidated subsidiary)
Note 1
J SPORTS Broadcasting Corporation (Equity method affiliate)
Note 1: Jupiter TV's indirect ownership in J SPORTS Broadcasting Corporation via Jupiter Sports LLC
Animal Planet Japan Co., Ltd. (Equity method affiliate)
Discovery Japan, Inc. (Equity method affiliate)
AXN Japan Inc. (Equity method affiliate)
Interac TV Co., Ltd. (Equity method affiliate)
Jupiter VOD Co., Ltd. (Equity method affiliate)
Satellite Service Co., Ltd.
AT-X, Inc.
Kids Station Inc.
Nihon Eiga Satellite Broadcasting Corp.
Nikkei CNBC Japan, Inc.
JTV1
(Successor company at time of the Spin-off)
Note 2
Jupiter Satellite Broadcasting Co., Ltd. (Consolidated subsidiary)
JTV
(Spin-off company at time of the Spin-off)
Jupiter Shop Channel Co., Ltd. (Consolidated subsidiary)
On-line TV Co., Ltd. (Consolidated subsidiary)
JBS LLC (Consolidated subsidiary)
Jupiter Satellite Broadcasting Co., Ltd. (Consolidated subsidiary)
Note 2
ep Broadcasting Corporation (Consolidated subsidiary)
Note 2: After the Spin-off, the Spin-off company and the Successor company will each hold a 50% stake in Jupiter Satellite Broadcasting Co., Ltd.

May 22, 2007

To whom it may concern:

Company name: Sumitomo Corporation (TSE Code: 8053)

Representative: Motoyuki Oka, President & CEO

Contact: Mitsuru Iba, Corporate Communications Department; (03-5166-3089)

Notice Regarding the Acquisition of Treasury Shares

Sumitomo Corporation (the "Company") hereby announces that the Company resolved the acquisition of treasury shares and its specific acquisition method based on the stipulations of Article 156 of the Company Law, which are applied with the wording of their phrases changed in accordance with Articles 165-3, and 163 of the same law, at its Board of Directors meeting on May 22, 2007.

1. Reason for the acquisition of treasury shares

The Company is purchasing treasury shares in advance to grant the Company shares to the other shareholders of Jupiter TV Co., Ltd. ("JTV") in order to acquire JTV as a wholly-owned subsidiary via share exchange. Please refer the separate release "Notice Regarding the Business Restructuring of JTV" for further information regarding the business restructuring of JTV.

2. Outline of treasury share acquisition based on the stipulations of Article 156 of the Company Law, which are applied with the wording of their phrases changed in accordance with Articles 165-3, and 163 of the same law

   (1) Type of shares to be acquired: Common stock of the Company
   (2) Total number of shares to be acquired: 45,652,110 shares (3.65% of all shares outstanding)
   (3) Total price of shares to be acquired: Max. ¥126,000 million
   (4) Acquisition period: May 23, 2007 – July 2, 2007

*Note: In the event some or all of the purchase will not be made regarding the acquisition 3., depending on the market trend and other conditions, there is a possibility that the treasury shares may be purchased through one or multiple transactions (including "Treasury Share Off-Floor Purchase System").

3. Specific acquisition method of the treasury shares based on the stipulations of Article 156 of the Company Law, which are applied with the wording of their phrases changed in accordance with Article 165-3 of the same law

   (1) Type of shares to be acquired: Common stock of the Company
   (2) Total number of shares to be acquired*: 30,929,300 shares (2.47% of all shares outstanding)
   (3) Unit price of share to be acquired: ¥2,300 per share
   (4) Total price of shares to be acquired: Max. ¥71,138 million
   (5) Acquisition date: May 23, 2007

(6) Acquisition method: Purchase on the Nagoya Stock Exchange using the "Treasury Share Off-Floor Purchase System"

(7) Announcement of acquisition results: The acquisition results will be announced after the close of trading hours on May 23, 2007

*Note:

1. No change will be made to the total number of shares to be acquired. Depending on market trend and other conditions, some or all of the purchase may not be made.

2. In the event that the number of shares offered for sale is less than the number of shares planned to acquire, the number of shares acquired will be the number of shares offered for sale.

4. Acquisition of treasury shares from a subsidiary based on the stipulations of Article 163 of the Company Law

(1) Name of the subsidiary: Sumisho Lease Co., Ltd.

(2) Transaction outline

① Type of shares to be acquired: Common stock of the Company

② Total number of shares to be acquired: 14,722,810 shares (1.18% of all shares outstanding)

③ Total price of shares to be acquired: ¥33,862 million (closing price of common stock of the Company on May 22, 2007 in regular trading on the Tokyo Stock Exchange multiplied by the number of shares acquired)

④ Schedule of treasury shares acquisition: June 4, 2007 (scheduled)

⑤ Acquisition Method: Cross trade transaction

(Reference) Holdings of treasury shares as of March 31, 2007 (consolidated)

Total number of shares outstanding (including treasury shares): 1,250,602,867 shares

Number of treasury shares held: 15,118,112 shares

*Note: "Number of treasury shares" includes the Company's interest of the Company shares held by Sumisho Lease Co., Ltd.

May 22, 2007

FOR IMMEDIATE RELEASE

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053, Tokyo Stock Exchange (TSE), Osaka
Securities Exchange (OSE), Nagoya Stock Exchange (NSE), 1st
Section, and Fukuoka Stock Exchange (FSE)
Contact: Mitsuru Iba,
Corporate Communications Dept.
Tel.+81-3-5166-3089

Sumisho Lease Co., Ltd.
Hideki Yamane, President
Code No: 8592, Tokyo Stock Exchange (TSE) and Osaka
Securities Exchange (OSE), 1st Section
Contact: Kenji Sakata,
Executive Officer, Head of Accounting
Tel. +81-3-3515-1909

Notice Concerning Execution of Share Exchange

Sumitomo Corporation (hereinafter referred to as "SC") and Sumisho Lease Co., Ltd. (hereinafter referred to as "Sumisho Lease") today announced that SC and Sumisho Lease will execute a share exchange transaction (hereinafter referred to as the "Share Exchange") as described below to make Sumisho Lease a wholly-owned subsidiary of SC, based on the resolution of their respective Board of Directors held on May 22, 2007.

1. Purpose of the Share Exchange

   As described in the press release on October 13, 2006, "Strategic Joint Business in Leasing Businesses between Sumitomo Corporation Group and Sumitomo Mitsui Financial Group," SC and Sumisho Lease agreed with Sumitomo Mitsui Financial Group, Inc. (hereinafter referred to as "SMFG") and SMBC Leasing Company, Limited (hereinafter referred to as "SMBC Leasing") to build up a strategic joint business with an aim to establish the best leasing business in Japan, through the merger of Sumisho Lease and SMBC Leasing. Based on this agreement, SC conducted the tender offer of the shares of Sumisho Lease from October 31, 2006 to December 7, 2006 (hereinafter referred to as the

"Tender Offer") with intent to make Sumisho Lease its wholly-owned subsidiary, and as a result SC held 96.53% of Sumisho Lease's total number of outstanding shares as of March 31, 2007 (96.80% of the voting rights of Sumisho Lease's common stock).

SC and Sumisho Lease believe that in order to accomplish the goals of the strategic joint business as early as possible, it is necessary to create the structure in which SC and SMFG jointly manage the new merged leasing company and provide management resources of the Sumitomo Corporation Group and the Sumitomo Mitsui Financial Group promptly and effectively. SC and Sumisho Lease have concluded that, for the parties to establish the above-described joint business and for the shareholders who did not apply to the Tender Offer to recover the invested capital, it is desirable for SC to make Sumisho Lease its wholly owned subsidiary through the Share Exchange.

SC and Sumisho Lease plan to pay cash to all of Sumisho Lease's shareholders exclusive of SC, based on a share exchange agreement to be concluded between them (hereinafter referred to as the "Share Exchange Agreement"). In view of the fact that SC held 96.80% of the voting rights of Sumisho Lease's common stock as of March 31, 2007, SC and Sumisho Lease each requested to a third-party institution the analyses and opinions on the cash amount to be paid in the Share Exchange in order to ensure fairness and reasonableness of the cash amount as described in the after-mentioned 2.(3), and examined and decided, at each company's Board of Directors where outside corporate auditors of each company were also present, the cash amount to be paid in the Share Exchange following negotiations and discussions with reference to those analyses and opinions.

As a result of the Share Exchange, Sumisho Lease will become a wholly-owned subsidiary of SC, effective on July 1, 2007. According to the delisting procedures of Tokyo Stock Exchange and Osaka Securities Exchange, the shares of Sumisho Lease will be transferred to the "seiri post" (the "Seiri Post") on May 23, 2007 and will be delisted on June 23, 2007 (the final trading day will be June 22, 2007). After delisting, the shares of Sumisho Lease will not be traded on Tokyo Stock Exchange and Osaka Securities Exchange.

2. Outline of the Share Exchange

(1) Schedule of the Share Exchange

Board meetings to resolve the Share Exchange	Tuesday, May 22, 2007 (today)
Conclusion of the Share Exchange Agreement	Tuesday, May 22, 2007 (today)*
Transfer of Sumisho Lease's share to the Seiri Post	Wednesday, May 23, 2007*
Delisting of Sumisho Lease's share	Saturday, June 23, 2007*
Deadline for submitting share certificates to Sumisho Lease	Sunday, July 1, 2007*

The effective date of the Share Exchange Sunday, July 1, 2007*

*planned

Note: Approvals of the general meetings of shareholders will not be needed at each company because the Share Exchange will be executed through a simplified share exchange (*kan'i kabushiki kokan*) for SC and through a short-form share exchange (*ryakushiki kabushiki kokan*) for Sumisho Lease, based on Article 796, Paragraph 3 and Article 784, Paragraph 1 of the Company Law of Japan, respectively.

(2) The amount of cash to be paid in the Share Exchange

In accordance with the Share Exchange Agreement, SC will pay ¥7,000 per common stock to the shareholders of Sumisho Lease, exclusive of SC and inclusive of beneficial shareholders, who are described or recorded on the final shareholder register (including beneficial shareholder register) of Sumisho Lease as of June 30, 2007 (effectively as of Friday, June 29, 2007 considering the fact that June 30, 2007 is a non-business day of Sumisho Lease's shareholder register manager), the preceding day of the effective date of the Share Exchange, under Article 768, Paragraph 1, Item 2 of the Company Law of Japan.

(3) Basis of calculation for the cash amount to be paid in the Share Exchange

(i) Calculation basis

In order to ensure the fairness and reasonableness of the amount of cash to be paid in the Share Exchange, SC and Sumisho Lease requested Nomura Securities Co., Ltd. (hereinafter referred to as "Nomura") and Ernst & Young Transaction Advisory Services Co., Ltd. (hereinafter referred to as "Ernst & Young"), respectively, to present their professional analyses and opinions as independent third party institutions, on the amount of cash to be paid in the Share Exchange.

Nomura calculated the amount of cash to be paid in the Share Exchange based on the DDM (Dividend Discounted Model), the comparable companies analysis, and the comparable transactions analysis. In Nomura's calculation, the amount of cash to be paid in the Share Exchange is between ¥6,751 and ¥7,919 per share of Sumisho Lease based on the DDM, between ¥4,274 and ¥5,301 per share of Sumisho Lease based on the comparable companies analysis, and between ¥5,156 and ¥6,707 per share of Sumisho Lease based on the comparable transactions analysis, respectively (the forecast assumed in the DDM does not reflect significant increase or decrease in the profits plan).

On the other hand, Ernst & Young calculated the amount of cash to be paid in the Share Exchange based on the DCF (Discounted Cash Flow) method and the comparable companies analysis. In Ernst & Young's calculation, the amount of cash to be paid in the Share Exchange is

between ¥4,493 and ¥7,221 per share of Sumisho Lease based on the DCF method, and between ¥4,750 and ¥5,421 per share of Sumisho Lease based on the comparable companies analysis, respectively (the forecast assumed in the DCF method does not reflect significant increase or decrease in the profits plan).

Sumisho Lease is now in the negotiation with The Bank of Yokohama, Ltd. on sale of all Sumisho Lease's holding shares of Hamagin Finance Co., Ltd., a subsidiary of Sumisho Lease, to The Bank of Yokohama Group. However, neither details of the terms of the deal nor the probability of the agreement on the deal is confirmed at present. Nomura and Ernst & Young were informed about the potential deal of the shares of Hamagin Finance Co., Ltd. held by Sumisho Lease in the above-described calculations.

(ii) Calculation background

SC and Sumisho Lease requested, as described above, to Nomura and Ernst & Young the calculation of the amount of cash to be paid in the Share Exchange, respectively, and examine carefully the result of the calculation by those independent third party institutions. SC and Sumisho Lease conducted negotiations and discussions based on the above-described calculation and the result of the Tender Offer, and agreed on the type of consideration (cash) and the amount of cash to be paid in the Share Exchange at their respective Board of Directors held on May 22, 2007. The agreed-upon amount of cash to be paid is within the range of the calculation Nomura presented to SC and the calculation Ernst & Young presented to Sumisho Lease, respectively.

Please note that should any significant change occur affecting the conditions upon which the calculations are based, SC and Sumisho Lease may discuss and agree to change the above amount of cash to be paid.

(iii) Relationship with the third-party institutions

Nomura is not a related party to SC and Sumisho Lease. Nomura gave financial advices to SC as a financial advisor and a tender offer agent for the Tender Offer. On the other hand, Ernst & Young is not a related party to SC and Sumisho Lease.

(4) New share acquisition rights and bonds with new share acquisition rights in a prospective wholly-owned subsidiary

On August 1, 2006, Sumisho Lease issued, in relation to its stock option plan, the new share acquisition rights to its directors, executive officers, and corporate officers. Sumisho Lease decided to cancel the new share acquisition rights based on the resolution of its Board of Directors held on May 22, 2007.

3. Overview of the parties to execute the Share Exchange (As of March 31, 2007)

(1)	Company name	Sumitomo Corporation		Sumisho Lease Co., Ltd.	
(2)	Business description	Integrated trading business (*sogo shosha*)		General leasing business	
(3)	Date of incorporation	December 24, 1919		January 12, 1948	
(4)	Address of head office	8-11, Harumi 1-chome, Chuo-ku, Tokyo		5-33, Kitahama 4-chome, Chuo-ku, Osaka	
(5)	Representative	Motoyuki Oka, President and CEO		Hideki Yamane, President	
(6)	Capital (consolidated)	¥219,279 million		¥14,760 million	
(7)	Total number of issued shares	1,250,602,867 shares		43,396,595 shares	
(8)	Net assets (consolidated)	¥1,473,128 million		¥144,903 million	
(9)	Total assets (consolidated)	¥8,430,477 million		¥1,492,420 million	
(10)	Fiscal year end	March 31		March 31	
(11)	Number of employees (company)	4,717		616	
(12)	Major customers	—		—	
(13)	Major shareholders and shareholding ratios	The Master Trust Bank of Japan, Ltd. (Trust Account)	8.68%	Sumitomo Corporation	96.53%
		Japan Trustee Services Bank, Ltd. (Trust Account)	7.45%	Deutsche Securities Inc.	0.67%
		Japan Trustee Services Bank, Ltd. (Trust Account 4)	3.22%	State Street Bank and Trust Company	0.27%
		Mitsui Sumitomo Insurance Co., Ltd.	2.66%	Nomura Securities Co., Ltd.	0.25%
		Sumitomo Life Insurance Company	2.47%	CGMFP-PCF EQUITY	0.24%

(14) Main banks	Sumitomo Mitsui Banking Corporation	The Sumitomo Trust and Banking Company, Limited
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Sumitomo Mitsui Banking Corporation
	The Sumitomo Trust and Banking Company, Limited	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
	Mizuho Corporate Bank, Ltd.	
	The Norinchukin Bank	

(15) Relationship between the parties	Capital	As of March 31, 2007, SC holds 96.53% of the outstanding shares of Sumisho Lease (96.80% of the voting rights of Sumisho. Lease's common stock). Sumisho Lease is a consolidated subsidiary of SC.
	Personnel	SC has seconded 3 employees to Sumisho Lease.
	Related party transactions	SC has leased and purchased in installments various equipment from Sumisho Lease and has sold leasing equipment and leased offices to Sumisho Lease.
	Subsidiary/affiliates relationship	Sumisho Lease is a consolidated subsidiary of SC.

(16) Business results for the latest three fiscal years (Yen in millions)

	SC (parent company) (consolidated) (Note 1)			Sumisho Lease (wholly-owned subsidiary) (consolidated)		
Fiscal year Ending	March 2005	March 2006	March 2007	March 2005	March 2006	March 2007
Net sales	9,898,598	10,336,265	10,528,277	430,872	450,482	461,313
Operating income	112,385	176,133	239,748	21,861	25,731	29,080
Ordinary income	—	—	—	24,714	28,363	31,126
Net profit	85,073	160,237	211,004	15,158	17,080	20,017

Net income per share (Yen)	72.83	130.18	169.93	349.03	393.35	462.63
Dividend per share (Yen) (Note 2)	11.00	25.00	33.00	30.00	40.00	25.00
Net assets per share (Yen)	776.61	1,047.88	1,192.35	2,072.10	2,727.32	3,187.04

(Note 1) SC's Financial results have been prepared in conformity with accounting principles generally accepted in the United States of America, pursuant to Article 93 in the "Regulations Concerning Terminology, Forms and Method of Preparation of Consolidated Financial Statements" of Japan. "Net sales" and "Operating income" of SC have been presented in a manner customarily used in Japan.

(Note 2) "Dividend per Share" of SC for the fiscal year ended March 31, 2007 is a planned amount and subject to the approval by the shareholders at the ordinary general meeting to be held in June 2007. In order to avoid a difference in the economic benefits accrued between the shareholders who tender and do not tender the shares in the Tender Offer, Sumisho Lease's Board of Directors adopted a resolution in the meeting held on October 13, 2006, not to distribute the year-end dividend for the fiscal year ended March 31, 2007.

4. Parent company information after the Share Exchange

(1)	Company name	Sumitomo Corporation
(2)	Business description	Integrated trading business (*sogo shosha*)
(3)	Address of head office	8-11, Harumi 1-chome, Chuo-ku, Tokyo
(4)	Representative	Susumu Kato, President and CEO (Note)
(5)	Capital (consolidated)	¥219,279 million
(6)	Total assets (consolidated)	Not determined at this point
(7)	Net assets (consolidated)	Not determined at this point
(8)	Fiscal year end	March 31

(Note) It was unofficially determined on the resolution of the extraordinary meeting of SC's Board of Directors held on May 7, 2007, and will be officially determined on the resolution of SC's Board of Directors to be held following the general meeting of shareholders on June 22, 2007.

(9) Summary of Accounting Treatment

SC will apply the accounting standard under the accounting principles generally accepted in the United States of America ("U.S. GAAP"). However, the amount of goodwill, etc. has not been determined at present.

(10) Impact of the Share Exchange on the financial results

As a result of the Tender Offer, Sumisho Lease has become a consolidated subsidiary of SC from the fiscal year ended March 31, 2007. SC assumes that the impact of the Share Exchange on SC's consolidated and unconsolidated financial results is not material.

5. Summary of the merger after the Share Exchange

As a result of the Share Exchange, Sumisho Lease will become a wholly-owned subsidiary of SC. Sumisho Lease plans to merge with SMBC Leasing on October 1, 2007.

End of Document

RECEIVED

2007 MAY 24 A 9:07

[Translation]
May 22, 2007

To Whom It May Concern:

Company: Sumitomo Corporation
Representative Person: Motoyuki Oka, President and CEO
(Stock Code: 8053, Tokyo/Osaka/Nagoya Stock Exchange (1st Section), Fukuoka Stock Exchange)
Contact: Mitsuru Iba, Corporate Communications Dept. General Manager
(TEL : +81-3-5166-3089)

Company: Nippon Katan Co., Ltd.
Representative Person: Hiroshi Morikawa, Managing Director
(Stock Code: 5613 JASDAQ)
Contact: Kazuo Sonoki, Director
(TEL : +81-72-840-1382)

Notice of Execution of Share Exchange Agreement

At its Board meeting held on May 22, 2007, Sumitomo Corporation ("Sumitomo") resolved to make Nippon Katan Co., Ltd. ("Nippon Katan") its wholly-owned subsidiary effective as of August 1, 2007 through a share exchange as described below (the "Share Exchange"). Please note that, as the result of the Share Exchange, Nippon Katan's shares will be delisted from the JASDAQ Securities Exchange.

1. Purpose for Making Nippon Katan a Wholly-Owned Subsidiary through the Share Exchange

For the purpose of making Nippon Katan its wholly-owned subsidiary, Sumitomo made a tender offer for the shares of Nippon Katan during the period from February 7, 2007 to March 8, 2007 (the "Tender Offer"), and as the result thereof, Sumitomo holds 8,626,200 shares of the issued and outstanding shares (95.84% of the voting rights) of Nippon Katan as of the end of March 2007.

Nippon Katan has been engaged for years in the casting business, mainly dealing with automobile parts, etc., and the electric equipment manufacturing business, mainly dealing with power line hardware, etc., as its two major businesses. However, because structural problems pertaining to the casting business, such as inflation of material costs, became evident, the Board of Nippon Katan resolved to discontinue the casting business at the Board meeting held on April 19, 2004. On that same occasion, Nippon Katan reorganized its structure and relocated employees throughout the group to fit the reduced scale and scope of its business. Nippon Katan started anew as a company concentrating on the electric equipment manufacturing business, and now attempts to further improve its existing products and develop new products based on its outstanding technical expertise and the existing mutual trust it has with electric power companies, its major customers, cultivated through its long-term relationship with such customers.

Being Nippon Katan's largest shareholder, and since Sumitomo considers it one of its strategic businesses to supply fittings and parts for electric transmissions and substations as well as for power lines, Sumitomo has assisted the independent operation of Nippon Katan. Now Sumitomo has determined that it would be the best solution to acquire Nippon Katan as its wholly-owned subsidiary and make better use of the networks and know-how of Sumitomo's group so that Nippon Katan will be able to further improve the efficiency of its business and fully perform its significant social responsibility to support the stable supply of power.

In view of the fact that Sumitomo holds 95.84% of the voting rights of all the shareholders of Nippon Katan as described above, Sumitomo and Nippon Katan separately employed a third party appraiser to calculate the share exchange ratio (further described in Section

2(3) below) in order to secure its fairness and appropriateness and, taking into consideration of the analysis reports submitted by the third party appraisers, finally determined to carry out the Share Exchange at the share exchange ratio agreed by the two companies through their negotiation and consultation.

As the result of the Share Exchange, Nippon Katan will become a wholly-owned subsidiary of Sumitomo as of August 1, 2007, the effective date of the Share Exchange, and the shares of Nippon Katan will be delisted from the stock exchange as of July 26, 2007 (the trading of Nippon Katan shares will cease on July 25, 2007).

2. Outline of the Share Exchange

(1) Schedule of the Share Exchange

Board meeting to resolve the Share Exchange (both companies):	Tuesday, May 22, 2007
Execution of the Share Exchange Agreement:	Tuesday, May 22, 2007 (as scheduled)
Date of the Share Exchange (effective date):	Wednesday, August 1, 2007 (as scheduled)
Delivery of share certificates:	Thursday, September 20, 2007 (as scheduled)

(Note 1) The Share Exchange will proceed without any approval at the shareholders' meeting of either company in accordance with the summary share exchange (*kan-i kabushiki koukan*) pursuant to Article 796, Paragraph 3, of the Corporations Law in the case of Sumitomo, and the simplified share exchange (*ryakushiki kabushiki koukan*) pursuant to Article 784, Paragraph 1, of the Corporations Law in the case of Nippon Katan.

(Note 2) As a result of the share exchange, Nippon Katan's shares will be delisted from the stock exchange as of July 26, 2007.

(2) Share Exchange Ratio

Company	Sumitomo Corporation (100% Parent Company)	Nippon Katan Co., Ltd. (100% Subsidiary)
Share Exchange Ratio	1	0.234

(Note 1) Share Allocation Ratio
For each share of Nippon Katan, 0.234 shares of Sumitomo will be allocated; provided, however, that there will be no allocation of Sumitomo shares for the 8,626,200 shares of Nippon Katan that are already held by Sumitomo.

(Note 2) Number of New Shares to be Issued in the Share Exchange, etc.
Sumitomo will not issue any new shares. Its treasury shares will be allocated in the Share Exchange.

(3) Basis for Calculation of Share Exchange Ratio, etc.

(i) Basis and Background of Calculation

In order to ensure the fairness and appropriateness of the share exchange ratio for the Share Exchange, each company separately employed a third-party appraiser to suggest a calculation of the share exchange ratio. For this purpose, Sumitomo appointed Daiwa Securities SMBC Co., Ltd. ("Daiwa SMBC") and Nippon Katan appointed Misuzu Financial Advisors Ltd. ("Misuzu") as their respective third party appraisers.

Prior to the Share Exchange, Daiwa SMBC performed, after analyzing the facts, conditions, results, etc. of the Tender Offer, an analysis of Sumitomo in accordance with the Stock Performance Approach (based on the average VWAP (volume weighted average stock price of trading amount) of each business day during the periods from January 31, 2007, the first business day following the announcement of the Tender Offer, to May 21, 2007; from April 23, 2007 to May 21, 2007; and from May 1, 2007, the first business day following Sumitomo's announcement of the "Flash Report on the Annual Accounts for the Fiscal Year Ended March 2007" and other information, to May 21, 2007), and thereafter estimated the value per share of Sumitomo to be in

the range of JPY2,102 - JPY2,252. Daiwa SMBC also performed an analysis of Nippon Katan in accordance with the Stock Performance Approach (based on the average VWAP of each business day during the periods from January 31, 2007, the first business day following the announcement of the Tender Offer, to May 21, 2007; from April 23, 2007 to May 21, 2007; and from May 1, 2007, the first business day following Sumitomo's announcement of the "Flash Report on the Annual Accounts for the Fiscal Year Ended March 2007" and other information, to May 21, 2007), the DCF approach (discounted cash flow approach; no major increase or decrease of profits for the future was projected in the assumption for the analysis of the DCF approach) and Cost Approach. Taking into account the results of the Tender Offer, the purchase price for the Tender Offer, etc. in a comprehensive manner, and also in observance of the principles of the protection of minor shareholders and equal treatment of shareholders, as well as taking into consideration that the Share Exchange and the Tender Offer are a series of transactions, Daiwa SMBC estimated the value per share of Nippon Katan to be JPY526, the same amount as the purchase price for the Tender Offer. After the examination based on the analysis of Daiwa SMBC, Sumitomo calculated the share exchange ratio to be in the range of 0.234 – 0.250 shares of Sumitomo to be allocated for each share of Nippon Katan.

Meanwhile, Misuzu performed an analysis of Nippon Katan in accordance with the DCF approach after examining and analyzing the market share price and taking into account the conditions (the purchase price was JPY526) and results of the Tender Offer prior to the Share Exchange as a comparable case. As a result of such analysis in accordance with the DCF approach, the value per share of Nippon Katan was estimated to be in the range of JPY503 - JPY546 based on its business plan, etc. (no major increase or decrease of profits for the future was projected in the assumption for the analysis of the DCF approach). Misuzu also performed an analysis of Sumitomo in accordance with the Average Stock Performance Approach, and estimated the value per share thereof to be in the range of JPY1,947 - JPY2,254 based on the average closing price of each trading day during the one-, three-, and six-month periods ending May 18 2007, the base date of evaluation, and also the period from May 1, 2007, the first business day following Sumitomo's announcement of the "Flash Report on the Annual Accounts for the Fiscal Year Ended March 2007" and other information, to the base date. Taking into account the results of such analysis in a comprehensive manner, Misuzu calculated the share exchange ratio to be in the range of 0.223 – 0.280 shares of Sumitomo to be allocated for each share of Nippon Katan.

Sumitomo and Nippon Katan carefully examined the analysis reports for the share exchange ratio submitted by the third party appraisers described above, and also took into account the results of the Tender Offer. After negotiation and consultation, the two companies respectively resolved the share exchange ratio for the Share Exchange at the Board meeting of each company held on May 22, 2007.

Among the directors of Nippon Katan, Mr. Tsunogai, an employee of Sumitomo, and Mr. Morikawa and Mr. Sonoki, former employees of Sumitomo, did not participate in the decision on the share exchange ratio for the Share Exchange or the relevant resolution of the Board as the interest parties with special interests.

(ii) Relationship with the Appraisers

The appraiser Daiwa SMBC is not a related entity of Sumitomo, and Misuzu is not a related entity of Nippon Katan.

(4) Matters Concerning the Stock Options and Bonds with Stock Options Issued by the Wholly-Owned Subsidiary of the Share Exchange

There is no outstanding stock option or bond with stock option issued by Nippon Katan, and Nippon Katan does not have any plan to issue them in the future. Therefore, the captioned matter is not applicable.

3. Basic Information of Relevant Parties

(Consolidated data as of March 31, 2007 for Sumitomo and September 30, 2007 for Nippon Katan)

(1) Trade Name	Sumitomo Corporation	Nippon Katan Co., Ltd.

	(100% Parent Company)	(100% Subsidiary)
(2) Business	Domestic and overseas transactions of various goods, provision of various types of financing, project coordination, general investment in businesses, etc. through a worldwide network	Manufacture and sales of electric equipment, industrial facilities, etc., and provision of research services for technology relating to electric and other services.
(3) Date of Incorporation	December 24, 1919	September 2, 1918
(4) Address of Head Office	8-11 Harumi 1-chome, Chuo-ku, Tokyo	13-1, Isoshimaminami-machi, Hirakata, Osaka
(5) Name and Title of Representative	Motoyuki Oka, President and CEO	Hiroshi Morikawa, Managing Director
(6) Capital Amount	JPY 219,279 million	JPY 886 million
(7) Total Number of Issued Shares	1,250,602,867	9,720,000
(8) Net Asset	JPY 1,473,128 million	JPY 4,763 million
(9) Total Asset	JPY 8,430,477 million	JPY 5,777 million
(10) End of Fiscal year	March 31	March 31
(11) Number of Employees	4,717	70
(12) Major Customers	Sumitomo is active and has a large number of customers in the fields of metals, transportation and construction systems, infrastructure, media and lifestyle, chemicals and electronics, mineral resources and energy, consumer goods and services, construction and real estate, and finance and logistics.	The Kansai Electric Power Co., Inc. The Tokyo Electric Power Co., Inc. The Chugoku Electric Power Co., Inc. Kyushu Electric Power Co., Inc. Sumitomo Corporation Kyushu Co., Ltd. Sumitomo Corporation Tohoku Co., Ltd. Sumitomo Corporation Hokkaido Co., Ltd. Toshiba Corporation
(13) Major Shareholders and Holding Ratio	The Master Trust Bank of Japan, Ltd. (Trust Account) 8.68% Japan Trustee Services Bank, Ltd. (Trust Account) 7.45% Japan Trustee Services Bank, Ltd. (Trust Account 4) 3.22% Mitsui Sumitomo Insurance Co., Ltd. 2.66% Sumitomo Life Insurance Company 2.47%	Sumitomo Corporation: 39.00% Hitachi Metals, Ltd.: 25.01% Sumitomo Electric Industries, Ltd.: 10.72% Nippon Katan Co., Ltd.: 6.70% Nippon Katan Customers' Share-Holding Association: 1.58% The Bank of Kyoto, Ltd.: 0.49% Nihon Kasen Kanamono *Kabushiki Kaisha*: 0.41% Hamana Konpou Yusou *Kabushiki Kaisha*: 0.38% Keiko Matsuda: 0.35% Kiyoshi Nakatani: 0.33% Nippon Katan Employees' Share-Holding Association: 0.33%
(14) Main Banks	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Sumitomo Trust & Banking Co., Ltd. Mizuho Corporate Bank, Ltd. The Norinchukin Bank	The Sumitomo Trust & Banking Co., Ltd. Sumitomo Mitsui Banking Corporation The Bank of Kyoto, Ltd.
(15) Relationship between the Parties	Capital Relationship	Sumitomo currently holds 88.75% (8,626,200 shares) of the total number of issued and outstanding shares and 95.84% of the voting rights in Nippon Katan as of the end of March 2007, whereby Nippon Katan is a consolidated subsidiary of Sumitomo.
	Personnel Resource	One (1) part-time director and two (2) part-time corporate auditors in Nippon Katan are dispatched from Sumitomo.
	Business Relationship	Nippon Katan supplies its products to Sumitomo.
	Applicability to the related party	Nippon Katan is Sumitomo's consolidated subsidiary.

(Note 1) Nippon Katan has resolved at its Board Meeting of May 22, 2007 to extinguish 677,721 shares of its treasury shares effective May 31, 2007. After such extinguish, the total number of issued shares of Nippon Katan will be 9,042,279.

(Note 2) As a result of the tender offer for the common shares of Nippon Katan made by Sumitomo from February 7, 2007 to March 8, 2007, Sumitomo's holding ratio of the issued and outstanding shares in Nippon Katan has become 88.75% as of the end of March 2007.

(Note 3) Following the Tender Offer, Hitachi Metals, Ltd. and Sumitomo Electric Industries, Ltd., former major shareholders of Nippon Katan as of September 30, 2006, have respectively filed the statutory report on the change to the facts described in their reports of substantial shareholdings, stating that their shareholding of Nippon Katan has become zero.

(Note 4) Any amount less than one million is rounded.

(16) Financial Results for the Last Three Years

[Consolidated Basis]

	Sumitomo Corporation (100% Parent Company)			Nippon Katan Co., Ltd. (100% Subsidiary)		
Fiscal Year	Fiscal Year ended March 2005	Fiscal Year ended March 2006	Fiscal Year ended March 2007	Fiscal Year ended March 2004	Fiscal Year ended March 2005	Fiscal Year ended March 2006
Net Sales (in million JPY)	9,898,598	10,336,265	10,528,277	4,849	5,719	3,718
Operating Income or Loss (in million JPY)	112,385	176,133	239,748	-114	421	390
Ordinary Income or Loss (in million JPY)	-	-	-	-119	426	404
Net Income or Loss (in million JPY)	85,073	160,237	211,004	-585	305	952
Net Income or Loss per Share (in JPY)	72.83	130.18	169.93	-61.39	31.82	102.36
Annual dividends per Share (in JPY)	11.00	25.00	33.00	3.5	7.0	7.0
Equity per Share (in JPY)	776.61	1,047.88	1,192.35	375.98	408.85	516.06

(Note) Sumitomo's financial statement is based on the U.S. accounting standards. The figures of net sales and operating profit/loss are indicated in accordance with the Japanese accounting practice.

[Non-Consolidated Basis]

	Sumitomo Corporation (100% parent company)			Nippon Katan Co., Ltd. (100% subsidiary)		
Fiscal Year	Fiscal Year ended March 2005	Fiscal Year ended March 2006	Fiscal Year ended March 2007	Fiscal Year ended March 2004	Fiscal Year ended March 2005	Fiscal Year ended March 2006
Net Sales (in million JPY)	6,543,813	6,423,706	5,732,575	4,412	5,224	2,922
Operating	19,802	12,181	24,582	-148	370	351

Income or Loss (in million JPY)						
Ordinary Income or Loss (in million JPY)	38,162	42,282	60,134	-137	379	371
Net Income or Loss (in million JPY)	15,121	42,145	70,274	-590	283	930
Net Income or Loss per Share (in JPY)	12.65	33.43	56.23	-61.93	29.47	100.07
Annual dividends per Share (in JPY)	11.00	25.00	33.00	3.5	7.0	7.0
Equity per Share (in JPY)	592.28	717.07	763.40	346.92	376.91	481.13

4. After the Share Exchange

(1) Trade Name	Sumitomo Corporation
(2) Business	Domestic and overseas transactions of various goods, provision of various types of financing, project coordination, general investment in businesses, etc. through a worldwide network
(3) Address of Head Office	8-11 Harumi 1-chome, Chuo-ku, Tokyo
(4) Name and Title of Representative	Susumu Kato, President and CEO (*)
(5) Capital Amount	JPY 219,279 million
(6) Total Asset	Currently not determined.
(7) Net Asset	Currently not determined.
(8) End of Fiscal Year	March 31

* This information is based on the preliminary decision made at the extraordinary Board meeting of Sumitomo held on May 7, 2007, which will be formally adopted in a Board resolution at the Board meeting following the Annual General Meeting of Shareholders scheduled on June 22, 2007.

(9) Matters on Accounting Procedure

The transaction will fall in the category of a transaction with a minor shareholder, a type of transaction among the entities under the same control, etc. The amount of goodwill, etc. is not known yet.

(10) Effect of the Share Exchange on the Financial Position

The Share Exchange will have a minor effect on the consolidated and the non-consolidated financial positions.

END